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                       [Letterhead of Alston & Bird LLP]

                                                                       EXHIBIT 8



                                October 25, 2001


Regions Financial Corporation
417 North 20th Street
Birmingham, Alabama 35203

First Bancshares of Texas, Inc.
2001 Kirby Drive, Suite 808
Houston, Texas 77019

         RE:      MERGER OF FIRST BANCSHARES OF TEXAS, INC. INTO
                  REGIONS FINANCIAL CORPORATION


Ladies and Gentlemen:

         You have requested our opinion as to the United States federal income tax consequences of the proposed merger (the "Merger") of First Bancshares of Texas, Inc. ("First Bancshares") into Regions Financial Corporation ("Regions") solely in exchange for Regions Common Stock pursuant to the Agreement and Plan of Merger dated as of August 3, 2001 (the "Agreement"), by and between First Bancshares and Regions. In issuing this opinion letter, we have relied upon (i) the factual representations made by First Bancshares and Regions in written statements dated October 25, 2001 and September 25, 2001, respectively (the "Representations") and (ii) the Agreement. All capitalized terms used but not defined herein shall have the meanings provided for in the Agreement.


         Based on our review of the Agreement and the Representations, and assuming that the transaction described therein is completed as described, our opinion as to the United States federal income tax consequences of the Merger is as follows:

         1. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code").

         2. No gain or loss will be recognized by holders of First Bancshares Common Stock who exchange all of their First Bancshares Common Stock solely for Regions Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Regions Common Stock).

         3. The tax basis of the Regions Common Stock received (including fractional shares deemed received and redeemed) by holders of First Bancshares Common Stock who exchange all of their First Bancshares Common Stock solely for Regions Common Stock in the Merger will be the same as the tax basis of the First Bancshares Common


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Stock surrendered in exchange for the Regions Common Stock (reduced by an amount allocable to a fractional share interest in Regions Common Stock deemed received and redeemed).

         4. The holding period of the Regions Common Stock received (including fractional shares deemed received and redeemed) by holders who exchange all of their First Bancshares Common Stock solely for Regions Common Stock in the Merger will be the same as the holding period of the First Bancshares Common Stock surrendered in exchange therefor, provided that such First Bancshares Common Stock is held as a capital asset at the Effective Time.

         5. The payment of cash to holders of First Bancshares Common Stock in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the Regions Common Stock redeemed, as provided in
Section 302(a) of the Code.

         6. Where solely cash is received by a holder of First Bancshares Common Stock in exchange for First Bancshares Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's First Bancshares Common Stock, subject to the provisions and limitations of Section 302 of the Code.

         The opinions expressed herein are based upon our understanding of the existing provisions of the Code, currently applicable regulations promulgated under the Code, current published administrative positions of the Internal Revenue Service such as revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We assume no obligation to update our opinion to reflect any deletions or additions to or modifications of any law applicable to the Merger. Any change in such authorities may adversely affect our opinion. The federal income tax consequences described herein may not apply to certain stockholders of First Bancshares with special situations, including, without limitation, stockholders who hold their First Bancshares Common Stock other than as a capital asset, who received their First Bancshares Common Stock upon the exercise of employee stock options or otherwise as compensation, who hold their First Bancshares Common Stock as part of a "straddle" or "conversion transaction" for federal income tax purposes, or are foreign persons, insurance companies, or securities dealers.

         This opinion letter is predicated upon our understanding of the facts set forth in the Agreement, the Representations and the Registration Statement. Our opinions cannot be relied upon if any of the facts pertinent to the federal income tax treatment of the Merger stated in such documents or any of the factual statements or factual representations set out in the Representations is, or later becomes, inaccurate. Our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger, including for example any issue related to inter-company transactions, accounting


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methods, or changes in accounting methods resulting from the Merger, or the consequences of the Merger under state, local or foreign law. Finally, this opinion of counsel is not binding on the Internal Revenue Service or the courts. Each First Bancshares stockholder should consult a qualified tax advisor for assurance as to the particular tax consequences of the Merger as to that First Bancshares stockholder, any applicable reporting requirements, and other tax considerations not expressly addressed herein.


         We hereby consent to the use of this opinion and to the references made to Alston & Bird LLP in the Registration Statement under the captions "Summary - Federal Income Tax Consequences of the Merger" and "The Merger - Federal Income Tax Consequences of the Merger".


                                            Very truly yours,

                                            /s/ Charles W. Wheeler
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                                            Charles W. Wheeler
                                            Alston & Bird LLP




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